SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Tango Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Class of Securities)

87583X109

(CUSIP Number)

Kevin Gillis

Third Rock Ventures, LLC

29 Newbury Street, 3rd Floor, Boston, MA 02116

(617) 585-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2021

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 87583X109

(1)	Name of Reporting Persons: Third Rock Ventures IV, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 19,363,975
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 19,363,975

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,363,975
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 22.1%*
(14)	Type of Reporting Person (See Instructions): PN

*

The percent of class was calculated based on 87,474,258 shares of common stock issued and outstanding as of August 10, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 13, 2021.

CUSIP: 87583X109

(1)	Name of Reporting Persons: Third Rock Ventures GP IV, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 19,363,975
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 19,363,975

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,363,975
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 22.1%*
(14)	Type of Reporting Person (See Instructions): PN

*

The percent of class was calculated based on 87,474,258 shares of common stock issued and outstanding as of August 10, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 13, 2021.

CUSIP: 87583X109

(1)	Name of Reporting Persons: TRV GP IV, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 19,363,975
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 19,363,975

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,363,975
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 22.1%*
(14)	Type of Reporting Person (See Instructions): OO

*

The percent of class was calculated based on 87,474,258 shares of common stock issued and outstanding as of August 10, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 13, 2021.

CUSIP: 87583X109

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the shares of common stock, $0.001 par value (“Common Stock”), of the Issuer. The address of the principal executive offices of the Issuer is 100 Binney St., Suite 700, Cambridge, MA 02142.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by:

(i)	Third Rock Ventures IV, L.P. (“TRV IV”);

(ii)	Third Rock Ventures GP IV, L.P. (“TRV GP IV”), which is the sole general partner of TRV IV; and

(iii)	TRV GP IV, LLC (“TRV GP IV LLC,” and collectively with TRV IV and TRV GP IV, the “Reporting Persons”), which is the sole general partner of TRV GP IV.

The address of the principal business office of each of the Reporting Persons is Third Rock Ventures, LLC, 29 Newbury Street, 3rd Floor, Boston, MA 02116.

Each of TRV IV and TRV GP IV is a Delaware limited partnership. TRV GP IV LLC is a Delaware limited liability company.

The principal business of TRV IV is to make, hold and dispose of equity and equity related investments in the life sciences, healthcare and medical device fields. The principal business of TRV GP IV is to act as the sole general partner of TRV IV. The principal business of TRV GP IV LLC is to act as the sole general partner of TRV GP IV.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 10, 2021 (the “Closing Date”), BCTG Acquisition Corp., a Delaware corporation (“BCTG” or the “Issuer”) consummated a business combination (the “Business Combination”) pursuant to the terms of the Agreement and Plan of Merger, dated as of April 13, 2021 (the “Merger Agreement”), by and among BCTG, BCTG Merger Sub Inc., a Delaware corporation (“BCTG Merger Sub”) and Tango Therapeutics, Inc. (now known as Tango Therapeutics Sub, Inc.), a Delaware corporation (“Old Tango”). Pursuant to the Merger Agreement, on the Closing Date, BCTG Merger Sub merged with and into Old Tango (the “Merger”) with Old Tango surviving the Merger as a wholly-owned subsidiary of BCTG, and BCTG changed its name to “Tango Therapeutics, Inc.” Prior to the closing of the Business Combination, TRV IV purchased from Old Tango in a series of private transactions, an aggregate of 57,000,000 shares (on an as converted to common stock basis) of Old Tango preferred stock for an aggregate purchase price of $55,167,254. Immediately prior to the Closing Date, TRV IV owned 57,000,000 shares of common stock of Old Tango. On the Closing Date, TRV IV received 19,363,975 shares of Issuer’s Common Stock as merger consideration pursuant to the Merger Agreement, in consideration of its Old Tango common stock.

Following the Business Combination, the Reporting Persons beneficially owns 19,363,975 shares of the Issuer’s Common Stock.

CUSIP: 87583X109

ITEM 4.	PURPOSE OF TRANSACTION

As may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to such investment, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of shares of the Issuer’s Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. The Reporting Persons may communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including Mr. Huber, in his fiduciary capacity as a director of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional securities of the Issuer, dispose of some or all of the Issuer’s Common Stock or such other securities, in each case in open market or private transactions, block sales, distributions or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of August 10, 2021, TRV had shared voting and dispositive power with respect to 19,363,975 shares of the Issuer’s Common Stock, constituting approximately 22.1% of the Issuer’s outstanding Common Stock.

As of August 10, 2021, TRV GP IV, as the general partner of TRV IV may be deemed to have shared voting and dispositive power with respect to all 19,363,975 shares of the Issuer’s Common Stock owned by TRV IV, constituting approximately 22.1% of the Issuer’s outstanding Common Stock.

As of August 10, 2021, TRV GP IV LLC, as the general partner of TRV GP IV may be deemed to have shared voting and dispositive power with respect to all 19,363,975 shares of the Issuer’s Common Stock owned by TRV IV, constituting approximately 22.1% of the Issuer’s outstanding Common Stock.

The percent of class was calculated based on 87,474,258 shares of common stock issued and outstanding as of August 10, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 13, 2021.

(b)

Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

CUSIP: 87583X109

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c) The information contained in Item 3 to this Schedule 13D is incorporated in its entirety into this Item 5(c). Except as disclosed in Item 3, no Reporting Person has effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares of the Issuer’s Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Registration Rights Agreement

TRV IV is a party to an Amended and Restated Registration and Stockholders Rights Agreement, dated August 10, 2021, between the Issuer and certain of its stockholders (the “Registration Rights Agreement”). Under the terms of the Registration Rights Agreement, TRV IV has customary registration rights with respect to any Registrable Securities (as defined in the Registration Rights Agreement) that it may hold from time to time, including demand registration rights, piggyback registration rights and shelf registration statement rights, in each case, subject to certain customary limitations.

The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference into this Schedule 13D pursuant to Exhibit 99.2 of Item 7 hereof.

Lock-Up Agreement

In connection with the Merger, on August 10, 2021, TRV IV entered into a lock-up agreement (the “Lock-up Agreement”), pursuant to which, among other things, it agreed to certain transfer restrictions of its Common Stock for a period of 180 days after the Closing Date, subject to certain exceptions.

The foregoing description of the Lock-up Agreement is not complete and is qualified in its entirety by reference to the full text of the Lock-up Agreement, which is incorporated by reference into this Schedule 13D pursuant to Exhibit 99.3 of Item 7 hereof.

Except for the Registration Rights Agreement and the Lock-up Agreement, or as otherwise set forth in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any Shares.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Agreement regarding filing of joint Schedule 13D.

Exhibit 99.2	Amended and Restated Registration and Stockholder Rights Agreement, incorporated by reference to Exhibit 10.2 of the Form 8-K filed by Issuer with the SEC on August 13, 2021.

Exhibit 99.3	Form of Lock-Up Agreement, incorporated by reference to Exhibit 10.3 of the Form 8-K filed by Issuer with the SEC on August 13, 2021.

CUSIP: 87583X109

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 19, 2021

THIRD ROCK VENTURES IV, L.P.

By:	THIRD ROCK VENTURES GP IV, L.P.,
General Partner

By:	TRV GP IV, LLC,
General Partner

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Operating Officer

THIRD ROCK VENTURES GP IV, L.P.

By:	TRV GP IV, LLC,
General Partner

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Operating Officer

TRV GP IV, LLC

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Operating Officer